

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 28, 2008

Mr. J. Richard Bird
Executive Vice President, Chief Financial Officer
& Corporate Development
Enbridge Inc.
3000 Fifth Avenue Place
425 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

      Re: **Enbridge Inc.**
              Form 40-F for Fiscal Year Ended December 31, 2007
              Filed February 22, 2008
              File No. 001-15254

Dear Mr. Bird:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

General

1.   Revise, as necessary, your signature page to ensure that it has been prepared and executed in the manner and by the persons provided for in Item 601 of Regulation S-K.

Certifications, Exhibits 99.1 and 99.2

2.   Revise Exhibit 99.1 and, as necessary, Exhibit 99.2, in order to comply with the provisions of Item 601(b) of Regulation S-K. Please note that currently you have included both required 302 certifications as a single exhibit (99.1), which is prohibited.

Annual Information Form (AIF), Exhibit 99.3

General

3.   On page 28 of the AIF, you state that you have not entered into any material contracts outside the course of ordinary business. It also appears that you haven't entered into any material contracts since 2002, when you last filed an exhibit 10. However, there is significant disclosure indicating that you have at least a few material contracts in place that should be disclosed and filed as exhibits. Examples include the 30 year take-or-pay contract referenced on page 13 of the Management's Discussion and Analysis exhibit ("MD&A"), the credit facilities discussed in comment 4 below, and the settlement agreement governing the rates the Company can charge (referenced on page 13 of the AIF). Please revise accordingly.

Market for Securities, page 22

4.   We note your disclosure of multiple credit facilities to which you are a party. Please revise your disclosure to include the total amount you can borrow under each and any material terms governing the facilities.

Financial Statements, Exhibit 99.4

Independent Auditors' Report, page 2

5.   We note that your independent auditor stated in their report that they had performed audits of your financial statements, as at December 31, 2007 and for the two years then ended, in accordance with Canadian GAAS and PCAOB standards. However, your auditors' report does not similarly indicate that the audit of your financial statements *as at December 31, 2006* was also performed in accordance with Canadian GAAS, as well as PCAOB standards, which is required by paragraph 3 of PCAOB Auditing Standard No. 1. Please obtain an updated report from your auditors and include it in an amended filing accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Kimberly L. Calder, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas, at (202) 551-5798, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director